09040624

SECURI ... SSION

SEC Mail Processing Section
MAR 31 2009
Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOG Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Adler — 212-659-3874
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	New York	10036-2602
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jason Adler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOG Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
20th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Executive Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managing Member
MOG Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of MOG Capital, LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MOG Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
March 27, 2009

MOG Capital, LLC

Statement of Financial Condition
December 31, 2008

Assets	
Securities owned, pledged	$ 1,004,822,224
Receivable from clearing broker	123,044,587
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $141,496	802,235
Other assets	53,122
Total assets	$ 1,128,722,168
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased	$ 1,006,535,900
Accounts payable and accrued expenses	722,185
	1,007,258,085
Members' equity	
Members' equity before loans receivable	134,454,323
Loans receivable from Investing Member	(12,990,240)
	121,464,083
Total liabilities and members' equity	$ 1,128,722,168

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of Operations: MOG Capital, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission that buys, sells and deals as principal in securities and derivative financial instruments for its own account. All of the Company's transactions are cleared through Merrill Lynch Professional Clearing Corp. (Merrill Lynch).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Securities and derivative financial instruments transactions are recorded on a trade date basis. Positions are carried at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), with unrealized gains and losses recorded as part of revenue. Related commissions and other trading fees are recorded on trade date and reflected separately in the statement of income.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Income Taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Recently Issued Accounting Pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standard (SFAS) No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 1. Organization and Summary of Significant Accounting Policies (continued)

In March 2008, the FASB released SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. As this pronouncement is only disclosure-related, it will not have an impact on the Company's financial position or results of operations.

Note 2. The Operating Agreement

AlphaBet Management, LLC, the Company's managing member (Managing Member), has the exclusive rights to manage the Company. The Managing Member is also the investment manager of AlphaBet Partners, L.P., the Company's investing member (Investing Member), which is an investment partnership.

The Investing Member and the Trading Members (the Company's proprietary traders) have no voting rights or rights to manage the Company. The Company's net income or loss is first allocated to the Trading Members based on the terms of their individual agreements, and remaining net income or loss is allocated to the Investing Member. As of December 31, 2008, the Investing Member's equity and the Trading Members' equity were $119,393,002 (net of loans receivable of $12,990,240) and $2,071,081, respectively.

Note 3. Assets and Liabilities Reported at Fair Value

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Note 3. Assets and Liabilities Reported at Fair Value (continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy. Exchange-traded derivative contracts typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets Level 1
Securities owned	
Exchange-traded equities	$ 430,370,757
Exchange-traded options	574,451,467
Total securities owned	$ 1,004,822,224
Securities sold, not yet purchased	
Exchange-traded equities	$ (482,220,200)
Exchange-traded options	(524,315,700)
Total securities sold, not yet purchased	$ (1,006,535,900)

Note 4. Loans Receivable from Investing Member

On September 1, 2008, the Company entered into a revolving loan agreement with the Investing Member that matures on January 31, 2015. Aggregate borrowings may not exceed $50,000,000. Borrowings are due one year from the date of the advance. Interest is based on the federal funds rate plus 1 percent on the outstanding principal balance (1-¼ percent at December 31, 2008). Loans receivable are presented as a component of members' equity.

Note 5. Lease Commitments

The Company leases office under a sublease expiring June 30, 2010. The total minimum rental commitment at December 31, 2008, under this sublease is $ 72,415, which is due as follows:

2009	$	48,090
2010		24,325

Note 6. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk: All trades of the Company are cleared through Merrill Lynch. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. Pursuant to agreement, Merrill Lynch is required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Company. However, in the event of Merrill Lynch's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 7. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $106,433,000 and $100,000, respectively. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9. Subsequent Event

Subsequent to December 31, 2008, the Company had $37,153,492 of members' withdrawals.

McGladrey & Pullen
Certified Public Accountants

MOG Capital, LLC

Financial Report
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.